Exhibit (a)(13)

August 18, 2011

Dear Warrant Holders:

As you know, on July 20, 2011, we announced that Icagen entered into a merger agreement with Pfizer Inc. and Eclipse Acquisition Corp., a wholly-owned subsidiary of Pfizer. The merger agreement provides for the acquisition of Icagen common stock at a price of $6.00 per share in cash. The transaction is structured as a tender offer followed by a second step merger.

Under the terms of the merger agreement, each warrant to purchase Icagen common stock outstanding immediately prior to the effective time of the merger shall become exercisable for the right to receive the merger consideration. Each warrant to purchase Icagen common stock has an exercise price of $11.60 per share, after giving effect to the one-for-eight reverse stock split of Icagen common stock effected on September 21, 2010.

For example, if you exercise a warrant to purchase 100 shares of common stock, including by paying the exercise price of $1,160.00 (100 × $11.60), you would receive a payment of $600 (100 × $6.00) at the effective time of the merger.

The closing of the merger could occur as early as September 1, 2011.

Please note that, in order to ensure an orderly closing, the Company will not accept any warrant exercises delivered after 4:00 p.m. New York City time on Wednesday, August 24, 2011, unless we notify you that this deadline has been extended. Accordingly, if you wish to exercise your warrants prior to the closing of the merger, you must do so before this deadline.

We encourage you to consult with your personal tax, accounting and legal advisors regarding the treatment of your warrants under the terms of the merger agreement.

The attached notice describes in more detail the treatment of Icagen warrants in the proposed merger. If you have any questions, please contact Robert Jakobs of the Company at (919) 941-5206.

Warmest regards,

P. Kay Wagoner, Ph.D.

President and Chief Executive Officer

NOTICE TO HOLDERS OF WARRANTS TO PURCHASE

COMMON STOCK OF ICAGEN, INC.

TO THE HOLDERS OF WARRANTS TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (“Common Stock”), OF ICAGEN, INC. (the “Company”)

NOTICE IS HEREBY GIVEN that the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as July 20, 2011, with Pfizer Inc. (“Pfizer”) and Eclipse Acquisition Corp. (the “Purchaser”). In accordance with the Merger Agreement, the Purchaser has commenced a tender offer to purchase all of the outstanding shares of Common Stock at a price of $6.00 per share in cash (the “Offer Price”), subject to any applicable withholding and transfer tax, and, subject to the terms of the Merger Agreement, the Purchaser will subsequently merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Pfizer (the “Merger”).

In accordance with the terms of the Merger Agreement, each warrant to purchase Icagen common stock (a “Warrant”) outstanding immediately prior to the effective time of the Merger (the “Effective Time”) shall become exercisable for the right to receive the merger consideration.

Holders of Warrants need to exercise their warrants to receive the payments described in this notice. Please call Robert Jakobs of the Company at (919) 941-5206 with any questions. The information in this notice is qualified in its entirety by the terms of the Merger Agreement filed by the Company with the Securities and Exchange Commission (“SEC”) on July 20, 2011 as an exhibit to the Company’s Current Report on Form 8-K and in the Tender Offer Solicitation/Recommendation Statement filed by the Company on Schedule 14D-9 on August 4, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”). You may obtain a copy of the Merger Agreement and Schedule 14D-9 through the SEC’s website at http://www.sec.gov. Each Warrant holder should carefully read the Merger Agreement and Schedule 14D-9 for additional information and details about the Merger and the treatment of Warrants. Each Warrant holder is encouraged to consult with his or her personal tax, accounting and legal advisors regarding the treatment of Warrants under the terms of the Merger Agreement.

Exercises of Warrants prior to the Effective Time

Note that the Company will not accept exercises of Warrants after 4:00 p.m. New York City time on Wednesday, August 24, 2011, unless this date is subsequently modified by the Company. For Company executive officers, directors and certain designated employees, you must coordinate the exercise of your Warrants (subject to the Company’s pre-clearance requirements) by contacting Robert Jakobs at (919) 941-5206. As a reminder, you can never trade in Company securities while you possess material, nonpublic information.